EXECUTION VERSION

AMENDMENT AGREEMENT

dated 16 October 2023

relating to the US$ 75,100,000
senior secured term loan facility

made between

ALMONTY KOREA TUNGSTEN CORP.
as Borrower

Arranged by
KFW IPEX-BANK GMBH
as Sole Lead Arranger

KFW IPEX-BANK GMBH
as Facility Agent

KFW IPEX-BANK GMBH
as Security Agent

and

Lenders party hereto from time to time

MILBANK LLP
London

CONTENTS

THIS AGREEMENT (this "**Agreement**"), dated 16 October 2023, is made between:

(1) **ALMONTY KOREA TUNGSTEN CORP.,** a company incorporated under the laws of the Republic of Korea with registered number 214-87-97139, having its head office at 79-50, Jungsuk-gil, Sangdong-eup, Yeongwol-gun, Gangwon-do, Korea (the "**Borrower**");

(2) **KFW IPEX-BANK GMBH** a limited liability company incorporated under the laws of Germany (the "**Sole Lead Arranger**");

(3) **KFW IPEX-BANK GMBH** a limited liability company incorporated under the laws of Germany (as "**Facility Agent**");

(4) **KFW IPEX-BANK GMBH** a limited liability company incorporated under the laws of Germany (as "**Security Agent**"); and

(5) **KFW IPEX-BANK GMBH** as the "**Original Lender**" and a "**Lender**".

BACKGROUND:

(A) The parties to this Agreement are parties to an amended and restated senior secured term loan facility agreement dated 30 June 2022 (as amended pursuant to an amendment agreement dated 22 February 2023, the "**Facility Agreement**").

(B) The requisite Finance Parties have consented to the amendments to the Facility Agreement to be effected pursuant to this Agreement in accordance with clause 43 (*Amendments and Waivers*) of the Facility Agreement.

IT IS AGREED as follows:

1. **Definitions and Interpretation**

1.1 Terms and expressions defined in clause 1.1 (*Definitions*) of the Facility Agreement shall, unless otherwise defined herein, have the same meaning when used in this Agreement.

1.2 The principles of construction set out in clause 1.2 (*Interpretation*) of the Facility Agreement shall apply to this Agreement, where relevant.

2. **Amendments to the Facility Agreement**

2.1 With effect from and including the date of this Agreement, the Parties agree that the Facility Agreement shall hereby be amended as set out in this Clause 2.

2.2 The definition of 'Available Resources', shall be deleted in its entirety and replaced with the following (as applicable):

*""**Available Resources**" means, on any date before the Project Completion Date, without double counting, the aggregate of:*

(a) *for the purposes of paragraph 3 of Part D (Form of Cost to Complete Certificate) of Schedule 5 (Certificates) and paragraph 2(e) of Part A (Form of Borrower Compliance Certificate) of Schedule 5 (Certificates):*

(i) *the Available Facility;*

(ii) *the amounts standing to the credit of the Project Accounts (other than the Debt Service Reserve Account and the Major Maintenance Reserve Account) or their cash equivalents, other than amounts standing to the credit of the Extraordinary Proceeds Accounts to the extent that such amounts are required to be applied towards mandatory prepayments in accordance with Clause 7.2 (Mandatory prepayment - Insurance Proceeds/Compensation Proceeds);*

(iii) *the amounts which remain undrawn, committed and available under equity facilities which are in form and substance satisfactory to the Lenders; and*

(iv) *the amounts which remain undrawn and available under the Cost Overrun Support Agreement; and*

(b) *for all other purposes:*

(i) *the Available Facility;*

(ii) *the amounts standing to the credit of the Project Accounts (other than the Debt Service Reserve Account and the Major Maintenance Reserve Account) or their cash equivalents, other than amounts standing to the credit of the Extraordinary Proceeds Accounts to the extent that such amounts are required to be applied towards mandatory prepayments in accordance with Clause 7.2 (Mandatory prepayment - Insurance Proceeds/Compensation Proceeds); and*

(iii) *the amounts which remain undrawn, committed and available under equity facilities which are in form and substance satisfactory to the Lenders."*

2.3 The form of Cost to Complete Certificate in Part D (*Form of Cost to Complete Certificate*) of Schedule 5 (*Certificates*) shall be deleted in its entirety and replaced with the form of certificate set out in Schedule 1 (*Form of Cost to Complete Certificate*) of this Agreement.

2.4 Clause 24.3(a) (*Environmental and Social Monitoring Report*) shall be deleted in its entirety and replaced as follows:

"(a) The Borrower shall promptly (and in any event within fifteen (15) days of the end of each Quarter in respect of the Construction Period or each half year period the Operating Period (as applicable)) provide such documents, evidence or other information as are reasonably requested by the Independent Engineer and shall procure that:

(i) *in respect of the Construction Period, the Independent Engineer delivers a quarterly Environmental and Social Monitoring Report in a form and substance satisfactory to Lenders on a Quarterly basis. Each Environmental and Social Monitoring Report, shall be delivered within thirty (30) Business Days of receipt of the relevant information from the Borrower relating to each quarterly period to which the Environmental and Social Monitoring Report relates; and*

(ii) *in respect of the Operating Period, the Independent Engineer delivers a half yearly Environmental and Social Monitoring Report in a form and substance satisfactory to Lenders on a half yearly basis. Each Environmental and Social Monitoring Report shall be delivered within thirty (30) Business Days of receipt of the relevant information from the Borrower relating to each half year period to which the Environmental and Social Monitoring Report relates."*

3. **Representations**

The Borrower makes the Repeating Representations to each Finance Party on the date of this Agreement.

4. **Costs and expenses**

The Borrower hereby acknowledges and confirms that it shall reimburse the Finance Parties and OeKB in respect of costs and expenses incurred in relation to the amendments set out herein in accordance with clause 20.2 (*Amendment costs*) of the Facility Agreement.

5. **Miscellaneous**

5.1 The Borrower and the Facility Agent designate this Agreement as a "Finance Document" for the purposes of the Facility Agreement.

5.2 Except as provided in this Agreement the Finance Documents remain in full force and effect on and after the date of this Agreement.

5.3 If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

5.4 This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

5.5 The provisions of clauses 46 (*Governing Law*), 47 (*Jurisdiction of English courts*) and 48 (*Arbitration*) of the Facility Agreement are incorporated into this Agreement *mutatis mutandis* as if set out in this Agreement and as if each reference to "this Agreement" or "Finance Document" therein were a reference to this Agreement.

This Agreement has been entered into on the date specified at the beginning of this Agreement.

Schedule 1
Form of Cost to Complete Certificate

To: [●] as "**Facility Agent**"

From: Almonty Korea Tungsten Corp.
as "**Borrower**"

Copy: Hatch Ltd.
as "**Independent Engineer**"

[date]

Dear Sirs

Sangdong Tungsten Mine Project - Cost to Complete Certificate

1. In accordance with the facility agreement dated 4 December 2020 (as amended and restated from time to time), entered into between, amongst others, the Facility Agent and the Borrower (the "**Facility Agreement**"), we hereby certify that (i) as at the date of this certificate a Cost to Complete Shortfall [exists with an amount of US$[●]/does not exist] as set out below; and (ii) the Project Completion Date is expected to occur by the Target Project Completion Date.

2. Terms defined in the Facility Agreement shall have the same meaning when used in this Certificate.

3. Set out below are the Available Resources and Projected Project Costs:

Available Resources	**Dollars (US$) Million**
(a) the Available Facility;	
(b) the amounts standing to the credit of the Project Accounts (other than the Debt Service Reserve Account and the Major Maintenance Reserve Account) or their cash equivalents, other than amounts standing to the credit of the Extraordinary Proceeds Accounts to the extent that such amounts are required to be applied towards mandatory prepayments in accordance with Clause 7.2 (*Mandatory prepayment - Insurance Proceeds/Compensation Proceeds*);	
(c) the amounts which remain undrawn, committed and available under equity facilities which are in form and substance satisfactory to the Lenders; and	

(d) the amounts which remain undrawn and available under the Cost Overrun Support Agreement.

Total Available Resources	**[●]**
Projected Project Costs	**Dollars (US$) Million**

(a) the aggregate amount of all Eligible Costs and other costs incurred by the Borrower which, in each case, have fallen due for payment but have not yet been paid; and

(b) the aggregate amount of all Eligible Costs and any other costs to be incurred by the Borrower which, in each case, are projected to fall due for payment prior to the date on which the Project Completion Date is expected to occur.

Total Projected Project Costs	**[●]**

Yours faithfully

…………………………………………

[●]
for and on behalf of
Almonty Korea Tungsten Corp.

We confirm that no Cost to Complete Shortfall exists.

…………………………………………

[●]
for and on behalf of
Independent Engineer

SIGNATURE PAGES

The Borrower
ALMONTY KOREA TUNGSTEN CORP.

[Redacted - Signature]

By: ______________________________
Name: [Redacted - Name & Title]

Title:

The Original Lender
KFW IPEX-BANK GMBH

[Redacted - Signature]

[Redacted - Signature]

By: ______________________

Name: [Redacted - Name & Title] [Redacted - Name & Title]

Title:

The Sole Lead Arranger
KFW IPEX-BANK GMBH [Redacted - Signature]

[Redacted - Signature]

By:

Name: [Redacted - Name & Title] [Redacted - Name & Title]

Title:

The Facility Agent
KFW IPEX-BANK GMBH

[Redacted - Signature]

[Redacted - Signature]

By: ______________________

Name: [Redacted - Name & Title]

[Redacted - Name & Title]

Title:

The Security Agent
KFW IPEX-BANK GMBH

[Redacted - Signature]

[Redacted - Signature]

By: ______________________________

Name: [Redacted - Name & Title]

[Redacted - Name & Title]

Title: